                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 25)*

                        WLR Foods, Inc.
                        ---------------
                       (Name of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                          929286 10 2
                         -------------
                         (CUSIP Number)

                         James B. Blair
                       Tyson Foods, Inc.
                    2210 West Oaklawn Drive
                Springdale, Arkansas  72762-6999
                      Tel. (501) 290-4000
   --------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                           Copies to:

          Leslie A. Grandis, Esq.           Lawrence Lederman, Esq.
          McGuire, Woods, Battle & Boothe   Milbank, Tweed, Hadley & McCloy
          One James Center                  1 Chase Manhattan Plaza
          901 E. Cary Street                New York, New York 10005
          Richmond, Virginia 23219          Tel. (212) 530-5732
          Tel. (804) 775-1000

                                August 10, 1994
    --------------------------------------------------------

    (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



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                          SCHEDULE 13D

CUSIP No.  929286 10 2

1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tyson Foods, Inc.
               2210 West Oaklawn Drive
               Springdale, Arkansas 72762-6999

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (A) |_|
     (B) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

               BK, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7     SOLE VOTING POWER   63

    8     SHARED VOTING POWER   600,000

    9     SOLE DISPOSITIVE POWER   63

   10     SHARED DISPOSITIVE POWER   600,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     600,063

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.37%

14   TYPE OF REPORTING PERSON*

               CO

                          SCHEDULE 13D

CUSIP No.  929286 10 2

1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WLR Acquisition Corp.
               2210 West Oaklawn Drive
               Springdale, Arkansas 72762-6999

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (A) |_|
     (B) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7     SOLE VOTING POWER   600,000

    8     SHARED VOTING POWER

    9     SOLE DISPOSITIVE POWER   600,000

   10     SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.37%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D

CUSIP No.  929286 10 2

1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tyson Limited Partnership
               2210 West Oaklawn Drive
               Springdale, Arkansas  72762-6999

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (A) |_|
     (B) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

               Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7     SOLE VOTING POWER

    8     SHARED VOTING POWER   600,063

    9     SOLE DISPOSITIVE POWER

   10     SHARED DISPOSITIVE POWER   600,063

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     600,063

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.37%

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No.  929286 10 2

1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mr. Don Tyson
               2210 West Oaklawn Drive
               Springdale, Arkansas 72762-6999

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (A) |_|
     (B) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7     SOLE VOTING POWER

    8     SHARED VOTING POWER   600,063

    9     SOLE DISPOSITIVE POWER

   10     SHARED DISPOSITIVE POWER   600,063

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     600,063

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.37%

14   TYPE OF REPORTING PERSON*

               IN

     This Statement constitutes Amendment No. 25 to the Statement on Schedule 13D, dated March 4, 1994, as amended, filed by WLR Acquisition Corp., a Delaware corporation (the "Purchaser"), Tyson Foods, Inc., a Delaware corporation ("Tyson"), Tyson Limited Partnership, a Delaware limited partnership and Mr. Don Tyson, relating to their beneficial ownership of shares of Common Stock, no par value (the "Shares"), of WLR Foods, Inc., a Virginia corporation (the "Company").

1.   Item 4 is hereby amended to add the following:

     "On August 10, 1994, Tyson and the Purchaser announced by way of press release, and notified the Company by way of a letter dated August 10, 1994, that the Purchaser no longer intended to nominate persons for election as directors of the Company at the Company's 1994 Annual Meeting of Stockholders. Copies of such press release and letter are attached hereto as Exhibits 99.51 and 99.52, respectively."

2.   Item 7 is hereby amended to add the following:

Item 7. Material to be Filed as Exhibits.

          99.51     Tyson Foods, Inc. Press Release, dated
                    August 10, 1994.
          99.52     Letter dated August 10, 1994 from WLR
                    Acquisition Corp. to WLR Foods, Inc.
































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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   TYSON FOODS, INC.


August 10, 1994                   By:/s/ Gerald Johnston
                                     ------------------

                                      Name:Gerald Johnston
                                      Title:Executive Vice President, Finance


                                  WLR ACQUISITION CORP.


                                  By:/s/ Gerald Johnston
                                     -------------------

                                      Name:Gerald Johnston
                                      Title:Vice President


                                  TYSON LIMITED PARTNERSHIP

                                  By:  TYSON FOODS, INC.*


                                  By:/s/ Gerald Johnston
                                     -------------------

                                      Name:Gerald Johnston


                                  DON TYSON

                                  By:  TYSON FOODS, INC.*


                                  By:/s/ Gerald Johnston
                                     -------------------

                                      Name:Gerald Johnston


_______________________________
*    Pursuant  to  Joint  Filing Agreement  previously  filed  as
     Exhibit 99.1 to this Schedule 13D.